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                          June 6, 2022

       Iris Yan
       Chief Financial Officer
       Taoping Inc.
       Unit 3102, 31/F, Citicorp Centre
       18 Whitefield Road, Hong Kong

                                                        Re: Taoping Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-3
                                                            Filed May 20, 2022
                                                            File No. 333-262181

       Dear Ms. Yan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 11, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-3

       Cover Page

   1. Please revise your disclosure to remove the exclusion of Taiwan, Hong Kong and Macau from the definition of
the PRC and China.
 Iris Yan
FirstName   LastNameIris Yan
Taoping Inc.
Comapany
June  6, 2022NameTaoping Inc.
June 6,
Page  2 2022 Page 2
FirstName LastName
Prospectus Summary
Regulatory Permissions to Operate Business, page 7

2. We note your response to prior comment 3. Please disclose in the filing itself that your determination that none of Taoping or its subsidiaries are required to obtain additional licenses or permits beyond a regular business license for their operations in
         China is based on the legal analysis of your in-house legal counsel, who is a licensed attorney in the PRC.
      You may contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Kevin (Qixiang) Sun